EXHIBIT 99.1

Brookfield Infrastructure Partners L.P. Unitholders Approve Proposed Corporate Simplification

BROOKFIELD, NEWS, Oct. 14, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) today announced that BIP unitholders voted overwhelmingly in favor of the resolutions approving the proposed corporate structure simplification (the “Simplification”) at a special meeting held virtually earlier today (the “Unitholders’ Meeting”). Completion of BIP’s conversion into a Canadian corporation is not conditional on approval by shareholders of Brookfield Infrastructure Corporation (“BIPC”) (TSX, NYSE: BIPC) and, subject to receipt of the final order of the Supreme Court of British Columbia approving the Simplification, is expected to occur before the end of 2026.

Brookfield Infrastructure also reminds BIPC shareholders that the rescheduled special meeting of shareholders of BIPC (the “Shareholders’ Meeting”) will be held on October 29, 2026 at 9:00 a.m. EDT.

Reminder to BIPC Shareholders to Vote

BIPC shareholders who have not yet voted are encouraged to vote their shares today.

The Simplification will result in BIP unitholders, and if approved by BIPC shareholders, holders of BIPC exchangeable shares, receiving class A subordinated voting shares (“Class A Shares”) of Brookfield Infrastructure Partners Inc. (“BIP Inc.”).

The Board of Directors of BIPC, based in part on the unanimous recommendation of its special committee (consisting entirely of independent directors) and the fairness opinion received from Scotiabank, unanimously determined that the Simplification is in the best interests of BIPC and have unanimously resolved to approve the Simplification and recommend that BIPC shareholders vote in favor of the Simplification.

Approval of the Simplification by BIPC shareholders will enable them to participate alongside BIP unitholders in the following benefits, among others:

  Improved consolidated trading liquidity through a single listed security;
  Increased demand from current indices and potential additional index inclusion;
  Stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;
  Simplified investor analysis, screening, and benchmarking through a single listed reporting entity;
  Broader access to a larger pool of investors who prefer corporate structures; and
  Enhanced governance framework and voting rights for public securityholders.

BIPC shareholders are reminded that, if the Simplification is not approved at the Shareholders’ Meeting, then, upon closing of the BIP transaction, the BIPC exchangeable shares will remain outstanding and will become exchangeable on a one-for-one basis for BIP Inc. Class A Shares. As a result, the BIPC exchangeable shares would remain a separate, smaller security that is expected to have lower trading liquidity and more limited index participation than the combined security. Any subsequent exchange or redemption of BIPC exchangeable shares may not qualify for the same tax-deferred treatment as an exchange completed in connection with the Simplification.

The Shareholders’ Meeting will be held on October 29, 2026 at 9:00 a.m. EDT. The record date for determining shareholders eligible to vote at the Shareholders’ Meeting remains August 21, 2026, and the deadline for registered shareholders to cast their votes by proxy is 5:00 p.m. EDT on October 27, 2026. Shareholders who have already submitted a proxy do not need to vote again.

BIPC Shareholders who have Questions or Require Voting Assistance

Brookfield Infrastructure has retained Laurel Hill Advisory Group as its proxy solicitation agent. If you have any questions about the Shareholders’ Meeting or require assistance voting please contact Laurel Hill Advisory Group (“Laurel Hill”):

Toll Free: 1-877-452-7184 (toll free in North America)
International: 1-416-304-0211
Text: text "INFO" to either number above
Email: assistance@laurelhill.com

The Company may also use the services of Broadridge Investor Communications to assist eligible beneficial shareholders with voting their shares over the telephone with Laurel Hill. Many shareholders are eligible to vote quickly and easily over the phone, via email, or text message to help achieve the Simplification.

Voting Results of BIP Unitholders’ Meeting

At the Unitholders’ Meeting, unitholders were asked to consider and, if deemed advisable, pass (i) a resolution approving the plan of arrangement by which the Simplification will be implemented (the “Arrangement Resolution”), and (ii) a resolution approving an amendment to BIP’s limited partnership agreement to, among other things, provide for the Simplification (the “LPA Amendment Resolution” and, together with the Arrangement Resolution, the “BIP Transaction Resolutions”).

Each of the BIP Transaction Resolutions required the affirmative vote of (i) unitholders holding BIP units that in the aggregate represent a simple majority of the outstanding BIP units as of the close of business on the record date of August 21, 2026, and (ii) a simple majority of the votes cast by unitholders excluding the votes of any unitholder whose votes were required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Approximately 60% of the issued and outstanding BIP units as of the record date were represented in person or by proxy at the Unitholders’ Meeting and over 99% of the votes cast were in favor of both resolutions.

Each of the BIP Transaction Resolutions was also approved by over 99% of the votes cast by minority unitholders for the purposes of “minority approval” under MI 61-101. Accordingly, all unitholder approvals required to implement the Simplification in respect of BIP have been obtained.

BIP’s full report of voting results in respect of the Unitholders’ Meeting have been filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available under BIP’s profile on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

If the necessary approvals are obtained, the hearing to obtain the final order from the Supreme Court of British Columbia approving the Simplification is expected to be held on or about November 3, 2026. Subject to the receipt of the final order, it is anticipated that the Simplification will be completed in the fourth quarter of 2026.

For additional information on the Simplification please see the joint management information circular filed with the applicable Canadian securities regulators and the United States Securities and Exchange Commission, which is available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov. Securityholders are urged to read the circular carefully.

Please note that BIP has applied for and received exemptive relief from the Ontario Securities Commission in order to not require further approval by the holders of Class A Shares of BIP Inc. for any future distributions of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Class A Shares under a prospectus, conditional upon obtaining the required securityholder approvals described in the joint management information circular. Accordingly, (i) in respect of BIP, a vote in favor of the Simplification by BIP unitholders constituted voting in favor of BIP Inc.’s ability to conduct future issuances of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Class A Shares pursuant to a prospectus, and (ii) in respect of BIPC, a vote in favor of the Simplification by BIPC shareholders will, in the event that the Simplification is approved by BIPC shareholders, constitute voting in favor of BIP Inc.’s ability to conduct future issuances of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Class A Shares pursuant to a prospectus, in each case, without requiring further approval by holders of Class A Shares in accordance with National Instrument 41-101 – General Prospectus Requirements.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
John Hamlin Director Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Stephen Fukuda Managing Director Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the Simplification, including whether it will be completed and its benefits. There can be no assurance that the BIPC shareholders will approve the Simplification or, if approved, that the Simplification will be completed.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Infrastructure does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.